FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 05, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF is assigned investment grade by the three main rating agencies

At a meeting today, Standard & Poor´s assigned a BBB- rating to the Company

BRF recorded one more success: an investment grade rating from the world’s three leading credit risk agencies. At a meeting today, Standard & Poor´s has assigned a  BBB- (stable outlook)  to the  Company.

 “This is a very significant achievement. We now have an investment grade rating from  all three major credit agencies which will be instrumental in giving us greater opportunity, visibility and facility in  accessing investors - confirming the Company’s  strategic  to become a world class Company”, declares BRF ‘s CFO and Investor Relations Officer, Leopoldo Viriato Saboya.  He says this announcement is an important recognition of the company which has always adopted a policy of practicing the highest corporate governance standards.

According to the announcement made today by Standard & Poor´s, the rating assigned to BRF reflects its position of leading shares in the domestic branded food market and cost efficiencies. The Company has maintained resilient profitability. In accordance with the agency Brf's liquidity is adequate and that the Company has adequate access to the credit institutions and the capital markets.

São Paulo, April 4, 2012.

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 05, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director